New Gold Announces Changes to the Board of Directors

March 26, 2018 – New Gold Inc. ("New Gold" or the "Company") (TSX:NGD) (NYSE American:NGD) announced today the pending retirement of four Directors, Vahan Kololian, Martyn Konig, Randall Oliphant and Kay Priestly, as well as the nomination of two new independent Directors, Dr. Gillian Davidson and Peggy Mulligan. Overall, the changes result in the planned reduction in the size of the Board from nine to seven members.

Board Retirements

Today's announcement reflects the culmination of a thoughtful and deliberate process initiated by the Board. The process was informed by the evolving needs and strategy of the Company, the Board's own self-evaluation, and New Gold's commitment to corporate governance best practices.

The Board of New Gold began a renewal process in 2017, with the appointment of Ian Pearce as Chair and the addition of Marilyn Schonberner. Messrs. Kololian, Konig and Oliphant have each served on the Board for nine years (in addition to serving as Directors of one of the Company's predecessors, Western Goldfields Inc.) and are not standing for re-election in order to facilitate the Board renewal process. Ms. Priestly, who has been a Director since 2015, will also not be standing for re-election due to her other commitments.

"We are grateful for the wealth of experience and dedication that Vahan, Martyn, Randall and Kay have brought to the Board. They have provided sound, thoughtful guidance that has been instrumental to both overcoming the challenges and seizing the opportunities at New Gold during their tenure," stated Ian Pearce, Chair of New Gold. "On behalf of the entire Company, I would like to thank them for their many contributions which will serve as the foundation for the Company's further growth and success."

Board Nominations

Building on the retirements from the Board, two highly qualified, independent candidates for the Board will be nominated for election at the 2018 Annual General Meeting. Dr. Gillian Davidson and Peggy Mulligan bring significant global experience in social and environmental sustainability, audit and finance to New Gold.

➤ Biographies of Nominated Directors

Dr. Gillian Davidson – Gillian Davidson has 20 years of experience as an internal and external advisor to companies and other organizations regarding sustainability, social license and community relations. Most recently, Dr. Davidson was the Head of Mining and Metals for the World Economic Forum from 2014 to 2017, where she led global and regional engagement and multi-stakeholder initiatives to advance responsible and sustainable mining. From 2008 to 2014, she was Director of Social Responsibility at Teck Resources Limited, supporting social and environmental commitments and performance across the mining lifecycle. Before joining Teck, Dr. Davidson held roles related to community development, environment and natural resources as a consultant and in government. Dr. Davidson presently serves as a Director on the Board of Lydian International Limited.

Dr. Davidson has an Honours Master of Arts in Geography from the University of Glasglow, and a PhD in Development Economics and Geography from the University of Liverpool, and is an alumnus of the Governor General of Canada's Leadership Conference. Dr. Davidson's principal occupation is as a consultant.

Peggy Mulligan – Peggy Mulligan has over 35 years of experience in audit and finance. From 2008 to 2010, Ms. Mulligan was the Executive Vice President and Chief Financial Officer of Biovail Corporation and from 2005 to 2007 she was the Executive Vice President and Chief Financial Officer of Linamar Corporation. From 1994 to 2004, Ms. Mulligan was the Senior Vice President, Audit and Chief Inspector and then the Executive Vice President, Systems and Operations of The Bank of Nova Scotia. Before joining Scotiabank, she was an Audit Partner with PricewaterhouseCoopers. She holds a Bachelor of Math (Honours) from the University of Waterloo and is a Chartered Professional Accountant, FCPA, CA. Ms. Mulligan also serves as a Director on the Boards of Canadian Western Bank, ClearStream Energy Services Inc. and Ontario Power Generation, as well as the Ladies Professional Golf Association. Ms. Mulligan's principal occupation is a Corporate Director.

"We are very pleased to welcome Gillian and Peggy to the Board as valued members who bring a breadth and depth of perspective and experience to support the Company's continued development into an industry-leading, intermediate gold company," added Mr. Pearce.

The Board renewal process has also included a review and assessment of the optimal size of the Board as determined by the current needs of the Company. Ian Pearce, James Estey, Marilyn Schonberner, Raymond Threlkeld, and Hannes Portmann, President and Chief Executive Officer, will stand for re-election to the Board, providing continuity and the benefit of company and industry knowledge and experience. Given the diverse skills and experience of the continuing and proposed Board members, it was concluded that the Board would be most efficient and effective if the number of seats were reduced from nine to seven.

Following the proposed changes to the Board which are to be confirmed at the 2018 Annual General Meeting, five of the seven New Gold Board members will be independent.

The company's management information circular will be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. New Gold's Annual General Meeting of shareholders will be held at Vantage Venues, (formerly St. Andrew's Club & Conference Centre), 150 King Street West, 27th Floor, Toronto, Ontario, on April 25, 2018 at 4:00 pm (Eastern time). The business of the meeting includes the election of Directors and appointment of auditors, as well as an advisory vote on executive compensation.

About New Gold Inc.

New Gold is an intermediate gold mining company with a portfolio of five producing assets in top-rated jurisdictions. The New Afton and Rainy River Mines in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016), provide the Company with its current production base. In addition, New Gold owns 100% of the Blackwater project located in Canada. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the Company, please visit www.newgold.com.

For further information, please contact:

Julie Taylor
Director, Corporate Communications and Investor Relations
1-888-315-9715
Email: info@newgold.com